August 22, 2025

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Ltd Co.
Mespil Business Centre
Mespil House, Sussex Road
Dublin 4, Ireland

       Re: SMX (Security Matters) Public Ltd Co.
           Registration Statement on Form F-1
           Filed August 15, 2025
           File No. 333-289651
Dear Haggai Alon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Samantha M. Guido, Esq.